UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2015

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to _______________

Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
700 Market Street
St Louis MO 63101

MISSSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
Missouri Natural Gas Division of Laclede Gas
Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the Plan) as of October 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of October 31, 2015 and 2014, and the changes in its net assets available for benefits (modified cash basis) for the years then ended in conformity with accounting principles generally accepted in the United States of America.

St. Louis, Missouri
April 13, 2016

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Statements of Net Assets Available for Benefits - Modified Cash Basis

	October 31,
	2015	2014
INVESTMENTS:
At fair value	9,679,754	8,795,862
At contract value	53,016	52,300
Total Investments	9,732,770	8,848,162

NOTES RECEIVABLE FROM PARTICIPANTS	204,096	213,318

NET ASSETS AVAILABLE FOR BENEFITS	$9,936,866	$9,061,480

See accompanying Notes to Financial Statements.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits - Modified Cash Basis

	For the Years Ended October 31,
	2015	2014
ADDITIONS:
CONTRIBUTIONS:
Participant	$371,160	$342,013
Rollover	0	1,708
Employer	189,750	178,026
	560,910	521,747

INVESTMENT INCOME:
Interest and dividends	146,203	119,883
Net appreciation in fair value of investments	420,991	740,606
	567,194	860,489

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICPANTS	8,830	9,461

NET TRANSFERS FROM OTHER PLANS	307,094	—

TOTAL ADDITIONS	1,444,028	1,391,697

DEDUCTIONS:
DISTRIBUTIONS TO PARTICIPANTS	567,368	1,012,709

ADMINISTRATIVE FEES	1,274	1,005

TOTAL DEDUCTIONS	568,642	1,013,714

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	875,386	377,983

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	9,061,480	8,683,497
END OF YEAR	$9,936,866	$9,061,480

See accompanying Notes to Financial Statements.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Notes to Financial Statements - Modified Cash Basis

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the “Plan”) have been prepared on the basis of cash receipts and disbursements (“Modified Cash Basis”), except that investments in securities reflect fair market value or contract value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.
Recent Accounting Pronouncements – In July 2015, the FASB issued Accounting Standards Update 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that participant benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures under Subtopic 820-10; rather, these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 will require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month, which is not applicable to the Plan. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. Plan management reviewed ASU 2015-12 and decided to early adopt Part I and Part II of the standard as they believe it will simplify Plan accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-12.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP establishes a hierarchy of inputs used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common/collective trusts (“CCTs”) are valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also holds units of a common/collective trust that has investments in fully benefit-responsive investment contracts. CCTs with underlying investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the Plan’s CCT investments in fully benefit-responsive investment contracts at contract value at both October 31, 2015 and 2014.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of October 31, 2015 and 2014.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.
Use of Estimates – The preparation of financial statements on the modified cash basis requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the “Company”), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of The Laclede Group, Inc. stock.
Payment of Benefits – Benefit payments are recorded upon distribution. There were no distributions payable to Plan participants as of October 31, 2015 and 2014.
Presentation/Reclassifications – Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation. These reclassifications had no effect on Net Assets Available for Benefits.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the years ended October 31, 2015 and 2014 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.
General – The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee and recordkeeper. The plan is administered by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – To be eligible to participate in the Plan, a participant must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company and must complete 90 days of service.
Contributions – The Plan provides for voluntary participant contributions subject to certain Internal Revenue Code (“IRC”) limitations, up to 75% of the participant's compensation. Participants who attain age 50 by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions are matched 100% up to 5% of compensation. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Participants can make Roth 401(k) contributions to the Plan. Newly hired employees are auto-enrolled in the Plan at a deferral rate of 5%, along with the 5% matching employer contribution, effective on the first pay period after they become eligible, unless they decline to defer or choose an alternative deferral amount in advance.
Vesting – Participant and Company matching contributions are immediately 100% vested.
Investment Options – Contributions to the Plan are invested in one or more investment funds at the option of the participant. A minimum of 1% of the participant's contribution must be directed into each fund selected.
Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (“ESOP”) constitutes a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash are reinvested under the terms of the Plan.
Participant Accounts – In addition to the participant and Company matching contributions, each participant’s account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the last twelve months, if any. Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance, plus accrued interest. Delinquent participant loans are reclassified as distributions upon the terms of the Plan Document. Principal and interest are repaid in level payments through payroll deductions. The interest rate on all participant loans was 4.25% at October 31, 2015.
Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions are normally made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active participants who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant’s elective deferrals, less amounts of previous hardship distributions. Participants making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.
Transfers – The accounts for those participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis).

3.	INVESTMENTS
The Plan’s investments appreciated by $420,991 and $740,606 for the years ended October 31, 2015 and 2014, respectively.
The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by fully benefit-responsive investment contracts. The fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The fully benefit-responsive investment contracts are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are fully benefit-responsive in that they allow for participant withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $53,016 and $52,300 as of October 31, 2015 and 2014, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable.
Recurring Measurements – The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at October 31, 2015 and 2014.
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
October 31, 2015	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$2,656,141	$2,656,141	$—	$—
Common/collective trusts	4,798,946	—	4,798,946	—
Common stock - The Laclede Group, Inc.	2,224,307	2,224,307	—	—
Stock purchase account	360	360
	9,679,754	4,880,808	4,798,946	—

October 31, 2014
Mutual funds	$2,927,522	$2,927,522	$—	$—
Common/collective trusts	3,896,241	—	3,896,241	—
Common stock - The Laclede Group, Inc.	1,972,099	1,972,099	—	—
	8,795,862	4,899,621	3,896,241	—

4.	TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated July 29, 2015 that the Plan and related trust are designed in accordance with the applicable sections of the IRC and therefore not subject to tax. However, the letter was issued contingent upon adopting certain proposed amendments. These amendments were not timely adopted, and a Voluntary Correction Program filing with the Internal Revenue Service is in progress. Any related penalties or fines will be paid for by the Company and there will be no financial impact to the Plan.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	RELATED-PARTY TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $1,269 of recordkeeping fees to the trustee in 2015. At October 31, 2015 and 2014, the Plan held 37,976.901 and 38,843.789 shares, respectively, of common stock of The Laclede Group, Inc., the Company’s parent, with a market basis of $2,224,307 and $1,972,099, respectively. During the years ended October 31, 2015 and 2014, the Plan received dividend income of $69,965 and $66,225, respectively, from The Laclede Group, Inc.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Missouri Natural Gas Division of Laclede Gas
Company Wage Deferral Savings Plan

Date:	April 13, 2016	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
VP, Mergers & Acquisitions Integration, Strategy Execution & Continuous Improvement

EXHIBIT INDEX

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm